                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                                 AXCESS INC.
--------------------------------------------------------------------------------
                              (NAME OF ISSUER)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                  054546 10 6
               ------------------------------------------------
                                 (CUSIP NUMBER)

                            RICHARD C. E. MORGAN
                            AMPHION PARTNERS L.P.
                             590 MADISON AVENUE
                             NEW YORK, NY 10022
                               (212) 849-8120
               ------------------------------------------------
              (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED
                   TO RECEIVE NOTICES AND COMMUNICATIONS)

                              JANUARY 28, 1998
                              ----------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

Cusip No.  054546 10 6                                                                  Page  2  of 10 Pages
----------------------                                                                       ---    ---
------------------------------------------------------------------------------------------------------------
 1.  Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Amphion Ventures L.P.
     13-3962697
------------------------------------------------------------------------------------------------------------
 2.  Check the appropriate box if a member of a group                                                (a) [ ]
                                                                                                     (b) [ ]
------------------------------------------------------------------------------------------------------------
 3.  SEC Use Only.
------------------------------------------------------------------------------------------------------------
 4.  Source of Funds                                                                        BK, AF, OO
------------------------------------------------------------------------------------------------------------
 5.  Check box if disclosure of legal proceedings is required pursuant to Items                          [ ]
     2(d) or 2(e)
------------------------------------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization                                                    Delaware
------------------------------------------------------------------------------------------------------------
 Number of      7.  Sole Voting Power                                                           N/A
 Shares
                --------------------------------------------------------------------------------------------
 Beneficially   8.  Shared Voting Power                                               1,473,155 (See Item 5)
 Owned by
                --------------------------------------------------------------------------------------------
 Each           9.  Sole Dispositive Power                                                      N/A
 Reporting
                --------------------------------------------------------------------------------------------
 Person         10. Shared Dispositive Power                                          1,473,155 (See Item 5)
 With
------------------------------------------------------------------------------------------------------------
11. Aggregate amount beneficially owned by each reporting person                      1,473,155 (See Item 5)
------------------------------------------------------------------------------------------------------------
12. Check box if the aggregate amount in row (11) excludes certain shares                               [ ]
------------------------------------------------------------------------------------------------------------
13. Percent of class represented by amount in row (11)                                    41.2% (See Item 5)
------------------------------------------------------------------------------------------------------------
14. Type of Reporting Person                                                                   PN
------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

Cusip No.  054546 10 6                                                                 Page  3  of 10 Pages
----------------------                                                                      ---    ---
------------------------------------------------------------------------------------------------------------
 1.  Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Amphion Partners L.L.C.
     13-3962696
------------------------------------------------------------------------------------------------------------
 2.  Check the appropriate box if a member of a group                                                (a) [ ]
                                                                                                     (b) [ ]
------------------------------------------------------------------------------------------------------------
 3.  SEC Use Only.
------------------------------------------------------------------------------------------------------------
 4.  Source of Funds                                                                            AF
------------------------------------------------------------------------------------------------------------
 5.  Check box if disclosure of legal proceedings is required pursuant to Items                          [ ]
     2(d) or 2(e)
------------------------------------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization                                                    Delaware
------------------------------------------------------------------------------------------------------------
 Number of      7.  Sole Voting Power                                                    28,125 (See Item 5)
 Shares
                --------------------------------------------------------------------------------------------
 Beneficially   8.  Shared Voting Power                                               1,473,155 (See Item 5)
 Owned by
                --------------------------------------------------------------------------------------------
 Each           9.  Sole Dispositive Power                                              28,125 (See Item 5)
 Reporting
                --------------------------------------------------------------------------------------------
 Person         10. Shared Dispositive Power                                         1,473,155 (See Item 5)
 With
                --------------------------------------------------------------------------------------------
11. Aggregate amount beneficially owned by each reporting person                     1,501,280 (See Item 5)
------------------------------------------------------------------------------------------------------------
12. Check box if the aggregate amount in row (11) excludes certain shares                               [ ]
------------------------------------------------------------------------------------------------------------
13. Percent of class represented by amount in row (11)                                  42.0% (See Item 5)
------------------------------------------------------------------------------------------------------------
14. Type of Reporting Person                                                                   OO
------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

 Cusip No.  054546 10 6                                                                Page  4  of 10 Pages
 ----------------------                                                                     ---    ---
------------------------------------------------------------------------------------------------------------
 1.  Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Antiope Partners L.L.C.
     13-3260056
------------------------------------------------------------------------------------------------------------
 2.  Check the appropriate box if a member of a group                                                (a) [ ]
                                                                                                     (b) [ ]
------------------------------------------------------------------------------------------------------------
 3.  SEC Use Only.
------------------------------------------------------------------------------------------------------------
 4.  Source of Funds                                                                            OO
------------------------------------------------------------------------------------------------------------
 5.  Check box if disclosure of legal proceedings is required pursuant to Items                          [ ]
     2(d) or 2(e)
------------------------------------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization                                                    Delaware
------------------------------------------------------------------------------------------------------------
 Number of      7.  Sole Voting Power                                                   132,534 (See Item 5)
 Shares
                --------------------------------------------------------------------------------------------
 Beneficially   8.  Shared Voting Power                                                         N/A
 Owned by
                --------------------------------------------------------------------------------------------
 Each           9.  Sole Dispositive Power                                              132,534 (See Item 5)
 Reporting
                --------------------------------------------------------------------------------------------
 Person         10. Shared Dispositive Power                                                    N/A
 With
                --------------------------------------------------------------------------------------------
11. Aggregate amount beneficially owned by each reporting person                        132,534 (See Item 5)
------------------------------------------------------------------------------------------------------------
12. Check box if the aggregate amount in row (11) excludes certain shares                               [ ]
------------------------------------------------------------------------------------------------------------
13. Percent of class represented by amount in row (11)                                     5.2% (See Item 5)
------------------------------------------------------------------------------------------------------------
14. Type of Reporting Person                                                                   OO
------------------------------------------------------------------------------------------------------------

                                                              Page 5 of 10 Pages


This Amendment No. 9 to the Statement on Schedule 13D dated October 4, 1985 (the "Schedule 13D") previously filed by Antiope Ventures L.P. f/k/a Wolfensohn Associates L.P. and Antiope Partners L.L.C. f/k/a Wolfensohn Partners L.P. ("Partners I"), is filed by Partners I, Amphion Ventures L.P. ("Ventures II") and Amphion Partners L.L.C. ("Partners II") and concerns the common stock, $0.01 par value per share (the "Common Stock"), of AXCESS Inc., a Delaware corporation, which has its principal executive offices at 3208 Commander Dr., Carrollton, Texas 75006 (the "Company"). This Amendment No. 9 amends Items 3, 4, 5,6 and 7 of Schedule 13D. On April 2, 1998, the Company effected a 1-for-20 reverse stock split of the Common Stock. Accordingly, all shares and per share amounts reported in this Schedule 13D are on a post reverse split basis.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

On January 31, 1998, Ventures II acquired 122 shares of Series G Convertible Preferred Stock (the "Series G Preferred Stock") at a purchase price of $10,000 per share, totaling $1,220,000. The consideration was in the form of a note payable to the Company for the full amount of the purchase price (the "January Note Payable"). The form of note payable is attached to this Schedule 13D as
Exhibit 99.28 and is incorporated herein by reference.  As of the date of this
Schedule 13D, the January Note Payable has been paid in full by Ventures II.

On February 28, 1998, Ventures II acquired 83 shares of Series G Preferred Stock at a purchase price of $10,000 per share, totaling $830,000. The consideration was in the form of a note payable to the Company for the full amount of the purchase price (the "February Note Payable"). The form of note payable is attached to this Schedule 13D as Exhibit 99.28 and is incorporated herein by reference. As of March 31, 1998, the balance of the February Note Payable was $170,000.

Pursuant to the terms of the commitment of Ventures II to purchase up to $5,500,000 of the Company's Series G or Series H Preferred Stock, Ventures II acquired 160 shares of Series H Convertible Preferred Stock on March 31, 1998, (the "Series H Preferred Stock") at a purchase price of $10,000 per share, totaling $1,600,000. The consideration was in the form of a note payable to the Company for the full amount of the purchase price (the "March Note Payable"). The form of note payable is attached to this Schedule 13D as Exhibit 99.28 and is incorporated herein by reference. As of the date of this Schedule 13D, the balance of the March Note Payable is $1,600,000. The Series H Preferred Stock is convertible into shares of the Company's non-voting Common Stock. Although the Company's non-voting Common Stock may be converted to Common Stock at any time by a holder thereof, Ventures II has agreed not to convert any shares of non-voting Common Stock to Common Stock until the Company has issued 500,000 shares of Common Stock to XL Vision, Inc. under the terms of the Technology Development Agreement by and between the Company and XL Vision, Inc., unless Ventures II receives the prior written consent of the Company.

                                                              Page 6 of 10 Pages

On April 7, 1998, Partners I acquired 4,500 shares of Common Stock for a per share price of $4.50, totaling $20,250 in cash on the market.

On April 24, 1998, under the terms of a two-year loan which bears interest at the rate of 10% per annum, Ventures II loaned the Company $1,470,000 to fund the Company's obligations to Xerox Corporation under the terms of a Settlement Agreement by and between the Company and Xerox Corporation. Ventures II received a loan origination fee of (i) 15,120 restricted shares of Common Stock and (ii) 3-year warrants to purchase 14,700 shares of Common Stock with an exercise price of $5.00 per share.

Each share of Series G Preferred Stock has a liquidation preference over all Common Stock of the Company equal to the stated value of all such shares of preferred stock outstanding at the time plus accrued dividends. Shares of Series G Preferred Stock are convertible in whole at any time and in part from time to time into shares of Common Stock equal to the quotient of (i) the aggregate original Series G issue price of the shares of Series G Preferred Stock ($10,000/share) being divided by (ii) the conversion price, which is currently $10.00, subject to adjustment from time to time based on the occurrence of certain events described in the Series G Certificate of Designation which is incorporated herein by reference to Exhibit 24 to Amendment No. 8 to Schedule 13D.

Each share of Series H Preferred Stock has a liquidation preference over all Common Stock of the Company equal to the stated value of all such shares of preferred stock outstanding at the time plus accrued dividends. Shares of Series H Preferred Stock are convertible in whole at any time and in part from time to time into shares of Common Stock equal to the quotient of (i) the aggregate original Series H issue price of the shares of Series H Preferred Stock ($10,000/share) being divided by (ii) the conversion price, which is currently at $10.00, subject to adjustment from time to time based on the occurrence of certain events described in the Series H Certificate of Designation which is attached to this Schedule 13D as Exhibit 99.27.

Funds used by Ventures II for the transactions described herein were obtained from a bank loan and capital contributions from limited partners. Funds used by Partners I for the transaction described herein were obtained from current income.


ITEM 4.  PURPOSE OF TRANSACTIONS.

The purchases made by Partners I and Ventures II reported in this Amendment No. 9 were all in connection with their respective general investment activities.

In addition to the acquisitions described in this Schedule 13D, Partners I and Ventures II each has the right to acquire additional shares of Common Stock (or other capital stock of the Company), and to dispose of some or all of their respective current holdings of Common Stock or other capital stock of the Company or to exercise any warrants or other rights any of them may in the future have in respect thereof, in one or more open-market or privately negotiated transactions or otherwise, on such terms and at such times as each considers desirable.

                                                              Page 7 of 10 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) On April 2, 1998, the Company effected a 1-for-20 reverse stock split of the Common Stock. Accordingly, all shares and per share amounts reported in this Schedule 13D are on a post reverse split basis. As of May 1, 1998, Ventures II owned the following interests in the Company:

                                                          Common Stock
        Type of Security         Number of Shares     Equivalent if Converted
        ----------------         ----------------     -----------------------
 Common Stock                         361,409                    N/A
 ----------------------------------------------------------------------------
 Series A Convertible Preferred        57,692                 57,692
 Stock
 ----------------------------------------------------------------------------
 Series B Convertible Preferred        52,816                 52,816
 Stock
 ----------------------------------------------------------------------------
 Series C Convertible Preferred        25,492                 25,492
 Stock
 ----------------------------------------------------------------------------
 Series G Convertible Preferred           905                905,000(1)
 Stock
 ----------------------------------------------------------------------------
 Series H Convertible Preferred           160                160,000(2)
 Stock
 ----------------------------------------------------------------------------
 Warrants                              66,903                 66,903
 ----------------------------------------------------------------------------
 Options                                3,843                  3,843
 ----------------------------------------------------------------------------

(1) This sum assumes a Series G Preferred per share price of $10,000 divided by a conversion price of $10.00, as it has been initially set.

(2) This sum assumes a Series H Preferred per share price of $10,000 divided by a conversion price of $10.00, as it has been initially set. The Series H Preferred Stock is convertible to the Company's non-voting Common Stock at the option of the holder. Holders of shares of non-voting Common Stock may convert their shares 1-for-1 to voting Common Stock at any time. Ventures II, however, has agreed with the Company not to convert its non-voting Common Stock to Common Stock on or before the date on which the Company has issued 500,000 shares of Common Stock to XL Vision, Inc. under the terms of the Technology Development Agreement by and between the Company and XL Vision, Inc., unless it receives the Issuer's prior written consent.

As of May 1, 1998, Ventures II owned 361,409 shares of Common Stock, which Ventures II estimates is approximately 14.7% of the total issued and outstanding shares of the Common Stock of the Company. Assuming the exercise by Ventures II of all of its rights to convert all of the Series A, Series B, Series C and Series G Preferred Stock, the warrants and the options held by it into Common Stock, Ventures II would be deemed the beneficial holder of 1,473,155 shares of Common Stock, which Ventures II estimates would constitute approximately 41.8% of the issued and outstanding Common Stock (assuming all outstanding options and warrants had been exercised, and all outstanding convertible securities had been converted into Common Stock) as of May 1, 1998.

As of May 1, 1998, Partners II owned 28,125 shares of Common Stock, which Partners II estimates is approximately 1.1% of the total issued and outstanding shares of the Common Stock of the Company. Partners II is the general partner of Ventures II and holds 0.2% of the total partnership interests. See the holdings of Ventures II above.

                                                              Page 8 of 10 Pages


As of May 1, 1998, Partners I owned the following interests in the Company:

 ----------------------------------------------------------------------------
                                                          Common Stock
        Type of Security         Number of Shares     Equivalent if Converted
 ----------------------------------------------------------------------------
 Common Stock                         42,034                  N/A
 ----------------------------------------------------------------------------
 Series G Convertible Preferred           50                 50,000(1)
 Stock
 ----------------------------------------------------------------------------
 Warrants                             40,500                 40,500
 ----------------------------------------------------------------------------


(1) This sum assumes a Series G Preferred per share price of $10,000 divided by a conversion price of $10.00, as it has been initially set.

As of May 1, 1998, Partners I owned 42,034 shares of Common Stock, which Partners I estimates is approximately 1.7% of the total issued and outstanding shares of the Common Stock of the Company. Assuming the exercise by Partners I of all of its rights to convert all of the Series G Preferred Stock and the warrants held by it into Common Stock, Partners I would be deemed the beneficial holder of 132,534 shares of Common Stock, which Partners I estimates would constitute approximately 5.2% of the issued and outstanding Common Stock (assuming all outstanding warrants had been exercised, and all outstanding convertible securities had been converted into Common Stock) as of May 1, 1998.

Richard C.E. Morgan, a managing member of Partners I and Partners II and Chairman of the Board of the Company, owns 41,963 shares of Common Stock and options to purchase 2,500 additional shares, 1,875 of which are currently vested. The 41,963 shares of Common Stock owned by Mr. Morgan is estimated to represent 1.3% of the total outstanding shares of Common Stock of the Company. If Mr. Morgan were to exercise all his options, he would be deemed the beneficial owner of 43,838 shares of Common stock, which is estimated by Mr. Morgan to represent 1.8% of the issued and outstanding shares of the Company (assuming all outstanding warrants had been exercised and all outstanding securities had been converted into Common Stock as of May 8, 1998.

          (b) Reference is made to Rows (7) through (10) of each Reporting person's cover page.

          (c)  This amendment and filing reports the following events:

Except as reported herein, and except that Richard Morgan purchased on the market for cash (i) 2,100 shares of Common Stock at a per share price of $4.875 on April 2, 1998, (ii) 5,000 shares of Common Stock at a per share price of $4.875 on April 6, 1998, (iii) 6,000 shares of Common Stock at an average price per share of $4.65 on April 7, 1998, and was granted 12,500 shares of Common Stock by the Company on April 30, 1998, for the stock portion of his annual compensation for serving as the Company's Chairman of the Board, none of Ventures II, Partners II or Partners I or, to the best knowledge of each of these or any of the managing members of Partners I or Partners II or any of their controlling persons has effected any transactions in the Common Stock (or securities convertible into Common Stock) during the last sixty days.

          (d)  No amendment.

          (e)  Not applicable.

                                                              Page 9 of 10 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 15, 1998, the Company submitted a preliminary proxy statement (the "Preliminary Proxy") to the Securities and Exchange Commission concerning the proposed annual meeting of stockholders of the Company to elect directors, ratify accountants, approve an amendment to the Company's stock option plan, adopt a director compensation plan, authorize certain issuances of Common Stock, and to transact other business as may properly come before the meeting.

Except as reported herein and in previous reports, none of Ventures II, Partners I or Partners II or, to the best knowledge of each of them or any of the managing members of Partners I or Partners II or any of their controlling persons has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, which are in effect as of the date of this Amendment No. 9.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    The following Exhibits are filed herewith as exhibits to this Schedule 13D:

    99.26     Joint Filing Agreement.

    99.27     Certificate of Designation of Series H Preferred Stock.

    99.28     Form of Note Payable from Ventures II to the Company.

    99.29     Series H Preferred Stock Purchase Agreement.

    The following are incorporated herein by reference to other filings:

    The Series A, B and C Designations of Preferred Stock which are attached to Amendment No. 7 as Exhibits 17, 18 and 19, respectively; and

    The Series G Designation of Preferred Stock which is attached to Amendment No. 8 as Exhibit 24.

                                                             Page 10 of 10 Pages


                                   SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 1998

                                 ANTIOPE PARTNERS L.L.C.



                                 By: /s/ Richard C.E. Morgan
                                     -------------------------------------------
                                         Richard C.E. Morgan, a Managing Member


                                  AMPHION VENTURES L.P.

                                  By: Amphion Partners L.L.C., General Partner


                                  By: /s/ Richard C.E. Morgan
                                     -------------------------------------------
                                          Richard C.E. Morgan, a Managing Member


                                  AMPHION PARTNERS L.L.C.



                                  By: /s/ Richard C.E. Morgan
                                     -------------------------------------------
                                          Richard C.E. Morgan, a Managing Member

                                 EXHIBIT INDEX

Exhibit No.              Description
-----------              -----------
 99.26           Joint Filing Agreement

 99.27           Designation of Series H Convertible Preferred Stock

 99.28           Form of Note payable to the Company

 99.29           Series H Preferred Stock Purchase Agreement